Exhibit 23.1

<u>Consent of Independent Registered Public Accounting Firm</u>

The Board of Directors
American Independence Corp.:

We consent to the incorporation by reference in the Registration Statements (No.'s 333-78177. 333-80197, 333-84625, 333-33140 and 333-32962) on Forms S-8 of American Independence Corp. (formerly SoftNet Systems, Inc.) of our report dated March 17, 2008, with respect to the consolidated balance sheets of American Independence Corp. and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations, stockholders' equity and cash flows for years then ended, and all related financial statement schedules, which report appears in the December 31, 2007, annual report on Form 10-K of American Independence Corp.

/s/ KPMG LLP

New York, New York
March 17, 2008